UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alcoa Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

013872106

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013872106

1	NAME OF REPORTING PERSON Arconic Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 36,311,767
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,311,767
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7% (See Note 2)
12	TYPE OF REPORTING PERSON CO

Note 1: On November 1, 2016, Arconic Inc. (f/k/a Alcoa Inc., the “Reporting Person”) completed the separation of Alcoa Corporation (f/k/a Alcoa Upstream Corporation, the “Company”) through the distribution of approximately 80.1% of the shares of common stock of the Company to the Reporting Person’s shareholders. Immediately following the distribution, the Reporting Person owned 36,311,767 shares, or approximately 19.9%, of the common stock of the Company. Pursuant to a Stockholder and Registration Rights Agreement, dated as of October 31, 2016, by and between the Reporting Person and the Company, the Reporting Person granted to the Company a proxy to vote its shares of Company common stock owned by the Reporting Person immediately after the distribution in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Person does not exercise voting power over any of the shares of Company common stock that it beneficially owns.

Note 2: The denominator for this calculation is based on 184,005,530 shares of Company common stock outstanding as of February 3, 2017, as reported in the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on February 8, 2017.

ITEM 1(a):	Name of Issuer:

Alcoa Corporation

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

390 Park Avenue, New York, New York 10022-4608

ITEM 2(a):	Name of Person Filing:

Arconic Inc.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

390 Park Avenue, New York, New York 10022-4608

ITEM 2(c):	Citizenship:

Pennsylvania

ITEM 2(d):	Title of Class of Securities:

Common stock, $0.01 par value (the “Common Stock”)

ITEM 2(e):	CUSIP Number:

013872106

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:	Ownership:

Explanatory Note: Prior to November 1, 2016, the Company was a wholly owned subsidiary of the Reporting Person. On November 1, 2016, the Reporting Person completed the separation of the Company through the distribution of approximately 80.1% of the shares of Common Stock of the Company to the Reporting Person’s shareholders. Immediately following the distribution, the Reporting Person owned 36,311,767 shares, or approximately 19.9%, of the Common Stock of the Company.

ITEM 4(a)	Amount Beneficially Owned:

36,311,767 shares of Common Stock.

ITEM 4(b)	Percent of Class:

19.7%. The percent of class is based on a denominator of 184,005,530 shares of Company common stock outstanding as of February 3, 2017, as reported in the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on February 8, 2017.

ITEM 4(c)	Number of Shares of which such person has:

(i)	Sole power to vote or direct the vote:

0. In connection with the spin-off, the Reporting Person and the Company entered into a Stockholder and Registration Rights Agreement, dated as of October 31, 2016, pursuant to which the Reporting Person granted to the Company a proxy to vote its shares of Company Common Stock owned by the Reporting Person immediately after the distribution in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Person does not exercise voting power over any of the shares of Company Common Stock that it beneficially owns.

(ii)	Shared power to vote or direct the vote:

0.

(iii)	Sole power to dispose or direct the disposition of:

36,311,767.

(iv)	Shared power to dispose or direct the disposition of:

0.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

ARCONIC INC.

By:	/s/ Katherine H. Ramundo
	Name:	Katherine H. Ramundo
	Title:	Executive Vice President, Chief Legal Officer and Secretary